Exhibit 2.1

CONFIDENTIAL

Execution version

Share Purchase Agreement

23 June 2021

by and among

Altor Group AB,

West Street Capital Partners VII Investments, L.P.,

West Street Capital Partners VII Offshore Investments, L.P.,

West Street Capital Partners VII – Parallel, SLP,

Nanna MFN AS and

Nanna MFN II AS

together, the Sellers

and

Brunswick Corporation

the Buyer

regarding all the shares in Marine Innovations Group AS

Advokatfirmaet Wiersholm AS

wiersholm.no

Table of Contents

1.	BACKGROUND	4
2.	DEFINITIONS AND INTERPRETATIONS	4
3.	SALE AND PURCHASE	10
4.	CONSIDERATION	11
5.	OBLIGATIONS BEFORE THE CLOSING	11
6.	CLOSING CONDITIONS	16
7.	CLOSING	17
8.	WARRANTIES OF THE SELLERS	19
9.	WARRANTIES OF THE BUYER	19
10.	COMPENSATION, CONDUCT OF CLAIMS AND LIMITATIONS	20
11.	WARRANTY INSURANCE	24
12.	INDEMNITIES	24
13.	POST-CLOSING MATTERS	25
14.	TERMINATION	27
15.	CONFIDENTIALITY	28
16.	PUBLIC DISCLOSURE AND ANNOUNCEMENTS	29
17.	SELLERS' REPRESENTATIVE	30
18.	GENERAL PROVISIONS	31
19.	AMENDMENTS – WAIVERS	33
20.	GOVERNING LAW	33
21.	DISPUTE RESOLUTION	33
22.	COUNTERPARTS	34

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List of Schedules
Schedule 1.1	Shares at the Signing Date
Schedule 1.2	Pre-Closing Roll-Up
Schedule 2.1 338(g)	338(g) Entities
Schedule 2.1 EBS	Ensenada Bonus Scheme
Schedule 2.1 EV	EV to Equity Bridge
Schedule 2.1 IR	Internal Restructuring
Schedule 2.1 KE	Key Employees
Schedule 2.1 LN	Loans
Schedule 2.1 LBA	Locked Box Accounts
Schedule 2.1 MWA	Management Warranty Agreement
Schedule 2.1 PL	Permitted Leakage
Schedule 2.1 S	Subsidiaries
Schedule 2.1 WI	Warranty Insurance
Schedule 5.2(A)	Governmental filings
Schedule 5.2(B)	Governmental filings
Schedule 5.5(i)	Form of Share Ownership Statement
Schedule 5.5(ii)	Form of Leakage Statement
Schedule 5.7 CAW	Consent, approvals or waivers
Schedule 5.7 CM	Clean-up matters
Schedule 5.8(A)	Surviving related party agreements
Schedule 5.8(B	Related party agreements subject to mutual release
Schedule 8.1	Sellers' Fundamental Warranties
Schedule 12.4	Surviving related party agreement indemnity
Schedule 13.7.1	Non-solicitation parties
Schedule 13.7.3	Non-solicitation parties
Schedule 13.8	Non-competition parties

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Share Purchase Agreement

This share purchase agreement is entered into on 23 June 2021 by and among:

(1)	Altor Group AB, a private limited liability company registered with the Swedish Companies Registration Office under registration number 556962-2417 ("Altor");

(2)	West Street Capital Partners VII Investments, L.P., a limited partnership registered with the Secretary of State of the State of Delaware (USA) under registration number 6178533;

(3)	West Street Capital Partners VII Offshore Investments, L.P., a limited partnership registered with the Cayman Islands Partnerships Register under registration number MC-87755;

(4)	West Street Capital Partners VII - Parallel, SLP, a limited partnership registered with the Luxembourg Trade and Company register under registration number B216301 (together with West Street Capital Partners VII Investments, L.P. and West Street Capital Partners VII Offshore Investments, L.P., "WSCP", which term shall also (as the context requires), be read as referring to any of the foregoing individually);

(5)	Nanna MFN AS, a private limited liability company registered with the Norwegian Register of Business Enterprises under organisation number 917 508 887;

(6)	Nanna MFN II AS, a private limited liability company registered with the Norwegian Register of Business Enterprises under organisation number 925 589 810 (together with Nanna MFN AS, the "ManCo Sellers" and each, a "ManCo Seller", and the ManCo Sellers together with Altor and WSCP, the "Sellers" and each, a "Seller"); and

(7)	Brunswick Corporation, a Delaware corporation (the "Buyer");

(each a "Party", and together the "Parties").

1.	BACKGROUND

1.1	As of the date of this Agreement, Altor and WSCP own all the shares in Marine Innovations Group AS, a Norwegian private limited liability company registered with the Norwegian Register of Business Enterprises under organization number 917 327 173 (the "Company") as set out in Schedule 1.1 and the ManCo Sellers directly and indirectly own shares in Nanna MidCo I AS and Nanna Midco II AS, two of the Subsidiaries.

1.2	Prior to Closing, the Sellers will carry out the Pre-Closing Roll Up (as defined herein).

1.3	Following the Pre-Closing Roll-Up, the Sellers will together own all the shares in the Company, on a fully diluted basis.

1.4	The Sellers wish to sell all the shares in the Company issued and outstanding at Closing (the "Shares") and the Buyer wishes to buy the Shares.

1.5	This Agreement sets out the terms and conditions upon and subject to which the Buyer will buy the Shares from the Sellers.

2.	DEFINITIONS AND INTERPRETATIONS

2.1	Definitions

For purposes of this Agreement, the following definitions apply:

"338(g) Entities" means the Group Companies set out in Schedule 2.1 338(g).

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"Affiliate" means:

(i)	with respect to any Person other than WSCP and Altor, any other Person that directly or indirectly Controls or is Controlled by or is under Common Control with that Person;

(ii)	with respect to Altor, (i) any other entity directly or indirectly Controlled by, or Controlling of, or under common Control, with Altor and (ii) Affiliated Funds of Altor, but excludes in each case any portfolio company thereof; and

(iii)	with respect to WSCP, (i) any other entity directly or indirectly Controlled by, or Controlling of, or under common Control with, WSCP and (ii) GS Group and its Affiliates and Affiliated Funds of WSCP, but excludes in each case any portfolio company thereof.

"Affiliated Fund" means:

(i)	with respect to Altor, any investment company, limited partnership, fund, other collective investment vehicle or managed account that is (or any assets of which are) managed or advised by an Affiliate of Altor; and

(ii)	with respect to WSCP, any investment company, limited partnership, fund, other collective investment vehicle or managed account that is (or any assets of which are) managed or advised by an Affiliate of WSCP.

"Agreement" means this share purchase agreement, including the Schedules.

"Altor" is defined in the introductory section of this Agreement.

"Arbitration Act" is defined in clause 21.

"Bring Down Confirmation" means a written statement from the Sellers and the Management Warrantors:

(i)	confirming that (i) the Sellers’ Fundamental Warranties have been reviewed by the Sellers and that (ii) the Management Warranties have been reviewed by the Management Warrantors, in each case immediately prior to Closing for the purpose of identifying any facts or circumstances which constitute a breach thereof; and

(ii)	setting out the results of such review.

"Business Day" means a day when banks are open for general banking business in Oslo (Norway), London (United Kingdom) and New York (United States).

"Buyer" is defined in the introductory section of this Agreement.

"Buyer Deal Team" means Jeff Behan and Maritza Gibbons.

"Buyer's Group" means the Buyer and each of its Affiliates.

"Buyer's Warranties" is defined in clause 9.

"Closing" means the completion of the Transaction by the performance by the Parties of their respective obligations under clause 6.

"Closing Date" means the date on which the Closing actually occurs.

"C-Map Commercial Disposal" means the transactions implemented and contemplated by the Asset Purchase Agreement, dated December 3, 2020, as amended, between i.a. Navico Holding AS and Lloyd Register EMEA, including (i) the ancillary agreements and documents executed or to be executed in connection therewith and (ii) any arrangement put in place for the purpose of satisfying the condition in clause 6.1(iv)(b).

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Company" is defined in clause 1.1.

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"Control" means, in relation to a Person, the beneficial ownership, directly or indirectly of:

(i)	in the case of a company, cooperative, corporation or limited liability company, shares or securities of that company, cooperative or corporation:

(a)	which entitle the holder, alone or pursuant to an agreement with one or more other persons, to elect a majority of the members of the executive board, non-executive board or one-tier board of the company, cooperative or corporation; or

(b)	representing more than 50% of the company's or corporation's share capital or, in case of a cooperative, members' funding; or

(c)	which entitle the holder, alone or pursuant to an agreement with one or more other persons, to more than 50% of the votes which may be cast at the shareholders' or members' meetings of that company, cooperative or corporation; or

(ii)	in the case of a partnership (other than a limited partnership), limited liability partnership, joint venture or any other unincorporated association or organisation, ownership interests therein representing more than 50% of the voting interest of that entity by contract or otherwise; or

(iii)	in the case of a limited partnership, (I) if the general partner of the limited partnership is a company or corporation, sufficient securities of that company or corporation to satisfy the criteria in paragraph (a) of this definition, or (II) if the general partner of the limited partnership is an entity other than a company or corporation, sufficient ownership interests of that entity to satisfy the criteria in sub-clause (ii) of this definition; or

(iv)	in the case of a trust, estate, body or any other person (other than an individual) not falling within sub-clauses (i), (ii) or (iii) above, more than 50% of the beneficial interest therein; or

(v)	in the case of a fund, the right, directly or indirectly through a body corporate controlled by another person, to be the sole or predominant manager or adviser to that fund,

and "Controls", "Controlled" and "Controlling" shall be construed accordingly.

"Covered Loss" is defined in clause 10.1.

"COVID-19" means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

"Disclosed Information" means the documents and information disclosed in the virtual data room hosted by Admincontrol in which certain documentation relating to the Group Companies has been made available for a due diligence review by the Buyer and its advisers up until 23:00 CEST on 23 June 2021, a copy of which will be delivered electronically to the Buyer on the Closing Date, including for the avoidance of doubt all Schedules.

"Encumbrance" means any lien, pledge, mortgage, security interest, charge, option, pre-emption right, right of first refusal or other third party right.

"Ensenada Bonus Scheme" means the bonus scheme for certain employees of Electronica Lowrance de Mexico, S.A. de C.V. Mexico, a copy of which is attached as Schedule 2.1 EBS.

"EV to Equity Bridge" means the enterprise value to equity bridge calculations set out in Schedule 2.1 EV.

"Fairly Disclosed" means disclosed in sufficient detail and in writing in a manner and relevant context such that a reasonable buyer, upon review of the information, would be aware of the fact, matter or other information and be in a position to make a reasonably informed assessment thereof, in each case without the need to draw conclusions from unrelated documents or materials.

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"Financing Termination Costs" means any break costs, prepayment, termination or cancellation fees paid or payable in connection with the repayment of the Loans on the Closing Date.

"Governmental Body" means any local, municipal, regional, national or supranational entity exercising executive, legislative, judicial, regulatory or administrative functions of or relating to government and any tribunal or court of competent jurisdiction.

"Group" means the Company and the Subsidiaries.

"Group Company" means any company in the Group.

"GS Group" means The Goldman Sachs Group, Inc.

"HSR Notification" means the notifications of the Buyer and the Sellers under the U.S Scott Rodino Antitrust Improvements Act of 1976.

"Internal Restructuring" means the Group's ongoing projects relating to simplification of its corporate structure and liquidation of dormant entities as further detailed in Schedule 2.1 IR.

"Key Employees" means the Group’s employees listed in Schedule 2.1 KE.

"Law" means any law, statute, rule, regulation, order or other binding requirement of a Governmental Body, including any recognized stock or securities exchange.

"Leakage" means any direct or indirect payment or other transfer of value from any of the Group Companies to any of the Sellers or their Affiliates (together the "Leakage Parties"), including:

(i)	any distribution by any Group Company to any of the Leakage Parties, whether by way of dividend payment, group contribution, capital reduction, return of capital, repurchase of shares, transfer of assets, waiver of any amount owed or other liabilities, assumption of any liability or any other transfer of value;

(ii)	except for the engagement letter of Goldman Sachs Bank Europe SE Sweden Bankfilial, any guarantee, indemnity or similar assurance by any Group Company relating to any liability of any of the Leakage Parties;

(iii)	any payment of any fee or other compensation to any member of the board of directors of any Group Company being employed by or an advisor or consultant to Altor, WSCP or any of their respective Affiliates;

(iv)	any bonus, remuneration or other payment (including any management monitoring service or directors' fees, salary or other compensation) (in each case whether it constitutes a legal binding commitment of a Group Company or is discretionary) of any nature to or for the benefit of any director or employee of any Group Company, or any of the Leakage Parties in connection with or as a result of the Transaction;

(v)	any Transaction Costs;

(vi)	any Financing Termination Costs;

(vii)	any costs related to Project Prime payable to McKinsey in excess of USD 788,000 plus VAT;

(viii)	any agreement, resolution or undertaking by any Group Company to any of the things listed in (i)-(vii) above; and

(ix)	any Taxes payable by a Group Company on or in relation to the matters listed in items (i)-(viii) above,

but does not include any Permitted Leakage.

"Leakage Statement" is defined in clause 5.5(ii).

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"Loans" means the aggregate amount of the indebtedness owed by Group as of the Closing Date under the facilities listed on Schedule 2.1LN, and any related security, swaps or derivatives, including principal, interest and the Financing Termination Costs.

"Loan Statement" is defined in clause 5.5(iii).

"Locked Box Accounts" means the consolidated audited annual accounts of the Group as of the Locked Box Date, attached as Schedule 2.1 LBA.

"Locked Box Date" means 31 December 2020.

"Long Stop Date" is defined in clause 14.1.1(i).

"Loss" means any reasonably foreseeable loss, liability, claim, damage, cost, Tax or expense.

"Management Warranties" means the warranties given by the Management Warrantors under the Management Warranty Agreement.

"Management Warrantors" means each of Knut Mauritz Frostad and Olivier Bellin.

"Management Warranty Agreement" means the agreement between the Buyer and the Management Warrantors in the form set out in Schedule 2.1 MWA.

"ManCo Representative" is defined in clause 17.1.

"ManCo Seller" and "ManCo Sellers" are defined in the introductory section of this Agreement.

"MIP" the management investment programmes under which certain current and former employees, members of management and members of the boards of directors of the Group Companies have subscribed for or acquired shares in the ManCo Sellers.

"Ordinary Course of Business" means the ordinary course of business of the Group or a Group Company and consistent with past practice of the Group or the relevant Group Company, provided however, that any extraordinary actions or events implemented or occurring as a direct consequence of COVID-19 shall disregarded for the purposes hereof.

"Organizational Documents" means the memorandum of association, articles of association, bylaws, certificate of incorporation or any similar constitutional documents of a legal entity.

"Party" is defined in the introductory section of this Agreement.

“Pay-Off Letters” means the written confirmation from each creditor under the Loans confirming the amount payable to such creditor at Closing in accordance with clause 7.2 (vii), including a confirmation that any and all security granted by the Group Companies relating to the Loans will be released subject to payment of such amount.

"Permitted Leakage" means any payment which would otherwise have constituted Leakage and which falls within any of the following categories:

(i)	any payment or other discharge of liability to the extent the amount is reflected in the EV to Equity Bridge;

(ii)	any payment of director's fees, consultancy fees, salaries, bonuses, expense reimbursements and other remuneration which are payable or paid to any director (internal or external), employee or consultant of any Group Company:

(a) in the ordinary course of business of that Group Company consistent with past practice; and

(b) outside the ordinary course of business of that Group Company consistent with past practice that are as set forth on Schedule 2.1 PL,

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in each case excluding Transaction Costs;

(iii)	any bonus payments to be made under the Ensenada Bonus Scheme in accordance with the terms thereof up to an aggregate amount of USD 800,000;

(iv)	any payment or transfer made in the course of the implementation of the Pre-Closing Roll-Up in accordance with the steps set forth on Schedule 1.2, save that any professional or adviser fees and external expenses incurred by any of the Group Companies in relation thereto shall be considered Transaction Costs and not be part of Permitted Leakage;

(v)	any repayment of any indebtedness of any Group Company to any Leakage Party, whether by way of repayments or down-payments of loans, payment of interest, redemption or repurchase of any debt instrument or otherwise pursuant to agreements that have been set forth on Schedule 2.1 LN to the extent taken into account in the EV to Equity Bridge as well as interest accrued on such indebtedness after the Locked Box Date to the extent that the relevant interest rate is not increased between the Locked Box Date and Closing other than by the operation of the relevant debt instrument;

(vi)	any payment made at the written request of the Buyer;

(vii)	any payment referred to in Schedule 2.1 PL;

(viii)	any other payment otherwise required under this Agreement; and

(ix)	any Taxes payable by a Group Company on or in relation to the matters listed in items (ii), (iii), (v), (vi) and (viii) above.

"Person" means an individual, partnership, company or any other legal entity or Governmental Body.

"Pre-Closing Roll-Up" means the taking of the actions detailed in step 1 to 6 of Schedule 1.2 for the purpose of ensuring that, prior to Closing, the ManCo Sellers become direct shareholders in the Company and cease to own shares or other securities in any Subsidiary.

"Pre-Closing Roll-Up Date" is defined in clause 5.4.

"Private Limited Liability Companies Act" means the Norwegian Private Limited Liability Companies Act of 13 June 1997, no. 44 (Norwegian: "lov om aksjeselskaper").

"Purchase Price" is defined in clause 4.

"Sale of Goods Act" means the Norwegian Sale of Goods Act of 13 May 1988 no. 27 (Norwegian: "kjøpsloven").

"Schedule" means any schedule to this Agreement.

"Seller" and "Sellers" are defined in the introductory section of this Agreement.

"Sellers' Bank Accounts" means the Sellers' bank account numbers in the Sellers' banks as nominated in writing by the Sellers to the Buyer no later than five Business Days prior to the Closing Date.

"Sellers' Fundamental Warranties" is defined in clause 8.1.

"Sellers' Representative" and "Sellers' Representatives" are defined in clause 17.1.

"Shareholders Register" means the shareholders' register of the Company as required by Chapter 4, II of the Private Limited Liability Companies Act.

"Share Ownership Statement" is defined in clause 5.5(i).

"Shares" is defined in clause 1.4.

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"Signing Date" means the date of this Agreement.

"Subsidiaries" means the legal entities Controlled by the Company as listed in Schedule 2.1 S, and "Subsidiary" means any one of them.

"Tax" means any tax, duty, levy, social security contribution, charge and withholding, however denominated, having the character of taxation, together with all interest and penalties imposed by any Governmental Body with respect to such amounts.

"Tax Return" means any written return, report, notice or other document submitted or required to be submitted to any Governmental Body in connection with the determination, assessment, collection or payment of any Taxes.

"Third Party Claim" is defined in clause 10.9.1.

"Third Party Recovery Claim" is defined in clause 10.10.3.

"Transaction" means the sale and purchase of the Shares pursuant to this Agreement.

"Transaction Costs" means any professional or advisor fees and expenses or other external costs incurred by the Group Companies since the Locked Box Date in connection with the transactions contemplated by this Agreement, however excluding value added tax, sales tax or similar charges on such costs to the extent such charges are subject to refund by any of the Group Companies.

"Warranty Insurance" means the warranty insurance taken out by the Buyer in accordance with the warranty insurance policy attached as Schedule 2.1 WI.

"WSCP" is defined in the introductory section of this Agreement.

"WSCP Representative" is defined in clause 17.1.

2.2	Interpretation

2.2.1	In this Agreement, a reference to:

(a)	"including" and any similar expression means "including but not limited to"; and

(b)	"procure", "undertake", "cause" or similar terms means, with respect to a Seller, an undertaking by such Seller to vote and exercise the rights available to it as a shareholder for the specified purpose.

2.2.2	Any reference to a statutory provision shall include a reference to the provision as amended or replaced from time to time and any subordinate legislation made under such statutory provision.

3.	SALE AND PURCHASE

3.1	On the terms and subject to the conditions set out in this Agreement, each Seller shall sell its Shares to the Buyer and the Buyer shall buy the Shares from the Sellers.

3.2	Each Seller shall transfer its Shares to the Buyer free of any Encumbrances, together with all rights attaching to the Shares with effect from and including Closing.

3.3	The Buyer is not obliged to complete the acquisition of any of the Shares unless the acquisition of all the Shares is completed simultaneously.

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4.	CONSIDERATION

4.1	The Buyer shall pay an aggregate consideration to the Sellers for the Shares at Closing in the following amount (the "Purchase Price"):

(i)	USD 772,400,000; less

(ii)	the amount of any Leakage set out in the Leakage Statement; plus

(iii)	an additional amount of USD 110,000 per calendar day from (and excluding) the Locked Box Date to and including the fifth Business Day after the fulfilment, or waiver, of the Closing conditions set out in clauses 6.1(v) and 6.2(iii); less

(iv)	USD 2,260,043.

4.2	The Purchase Price shall be payable to each Seller in the proportions set out in Schedule 5.5(i), provided that any Leakage set out in the Leakage Statement shall be deducted from the portion of the Purchase Price payable to the relevant Seller(s) who received, or whose Affiliate(s) received, such Leakage or the benefit of such Leakage. For the avoidance of doubt, any Leakage within paragraph (ix) of the definition of Leakage shall be borne pro rata by the relevant Seller based on the Leakage within paragraphs (i) to (viii) of the definition of Leakage that is received by such Seller or its Affiliates or where such Seller or its Affiliates received the benefit of such Leakage.

4.3	Each of the Buyer, the Group Companies, and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable to the ManCo Sellers in connection with this Agreement, such amounts as are required to be deducted and withheld under any provision of applicable Tax Law. To the extent amounts are so withheld and paid over to the applicable Governmental Body, such amounts will be treated for all purposes as having been paid to the Person in respect of whom such deduction and withholding was made. After the Signing Date and prior to the Closing, the Sellers and the Group Companies shall use reasonable endeavours to provide to the Buyer such information as may be reasonably requested in connection with determining whether any such amounts are required to be deducted and withheld under applicable Tax Law.

5.	OBLIGATIONS BEFORE THE CLOSING

5.1	Conduct of the business of the Group before the Closing

5.1.1	Unless otherwise agreed by the Buyer in writing or permitted under this Agreement, the Sellers shall procure that between the Signing Date and the Closing, each Group Company shall conduct its business in the Ordinary Course of Business and shall, without limiting the generality of the foregoing:

(i)	not amend its Organizational Documents;

(ii)	not grant or announce any increase in the wages, bonuses, incentives, pension or other benefits payable to any of the Key Employees, except as required by applicable Law or any agreement with any labour union or works council;

(iii)	not acquire, sell, transfer, allow the expiration or lapse of or dispose of any asset with a value in excess of USD 1,000,000 (or an equivalent amount in another currency);

(iv)	not initiate or settle any claim or litigation in excess of USD 100,000 (or an equivalent amount in another currency) other than (a) in the ordinary course of business of the relevant Group Company, (b) in relation to collection of trade debts, (c) as instructed by its insurance providers or (d) in respect of the existing dispute with respect to CWI, Inc. as Fairly Disclosed in the Disclosed Information unless the liability to the Group Companies is expected to exceed USD 350,000;

(v)	not incur any financial indebtedness in excess of USD 1,000,000 (or an equivalent amount in another currency) other than (a) any draw-downs under existing facilities of any Group Company or (b) extension of payment terms for its creditors and other actions in the Ordinary Course of Business;

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(vi)	allow or effect any material internal restructuring or merger to the extent it may increase Tax liability of any Group Company or have a negative impact on Tax losses of any Group Company, other than in connection with the Internal Restructuring and/or the Pre-Closing Roll-Up and/or otherwise Fairly Disclosed in the Disclosed Information;

(vii)	not, save as required by applicable Law, (a) make or revoke any material election in respect of Taxes, (b) change any material accounting method in respect of Taxes, (c) prepare any Tax Return in a manner which is inconsistent with past practices of the Group Companies, (d) amend any Tax Return, (e) settle any claim or assessment in respect of material Taxes, (f) consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, (g) surrender any right to claim a refund of Taxes or (h) request, receive, or enter into any ruling or advance pricing contract in respect of Taxes with any Governmental Body;

(viii)	not pay, make or declare any dividend or other distribution other than to a Group Company which is wholly owned by another Group Company;

(ix)	not allot, transfer, issue, redeem, repurchase or cancel any shares, options, warrants, convertible debentures, offer right to purchase shares or other securities or debt instruments, other than between Group Companies;

(x)	not prematurely repay any indebtedness or issue any guarantees to secure or incur any financial or other obligation of any third party;

(xi)	not make any capital contributions to, or investments in, any other Person other than to another Group Company;

(xii)	not make any changes to its accounting principles other than as required by Law;

(xiii)	not materially change procedures for payment of trade debt and collection of receivables (including cash rebates and terms of payment) or for the repayment of indebtedness

(xiv)	where such agreements will not be terminated at Closing, not enter into any new agreements, or amend the terms of any existing agreement, with a Seller or its Affiliates other than in the ordinary course of business of the Group consistent with past practice;

(xv)	not terminate, notify for termination, assign or materially amend the terms of any Material Agreement (as defined in Schedule 2 MWA), except as result of or following default by the counterparty under the relevant Material Agreement;

(xvi)	not terminate, amend, cancel or permit the termination, amendment, cancellation, expiration or non-renewal of any material licence, permit or authorisation held by any Group Company;

(xvii)	not terminate or materially amend any employment agreement with any of the Key Employees, except as required by applicable Law or any agreement with any labour union or works council entered into before the Signing Date or as a result of misconduct by the relevant Key Employee; or

(xviii)	not agree or commit to do any of the actions set out in clauses (i)-(xvii) above.

5.1.2	Nothing in clause 5.1.1 shall operate so as to restrict or prevent:

(i)	any matter required to be done by any Seller or any Group Company pursuant to or contemplated by this Agreement;

(ii)	any matter required to be done by any Seller or any Group Company in relation to the repayment of the Loans in accordance with this Agreement;

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(iii)	any act or omission which any Group Company is required to take or omit to take by any applicable Law;

(iv)	the progressing of and completion of the Internal Restructuring and the Pre-Closing Roll-Up in accordance with Schedule 1.2;

(v)	the completion or performance by any Group Company of any legally binding obligations undertaken pursuant to any contract or arrangement entered into prior to the Signing Date provided that such contract or arrangement has been Fairly Disclosed in the Disclosed Information;

(vi)	any act or omission reasonably undertaken in response to events beyond the Sellers' control capable of having a material adverse effect upon the Group with the intention of minimising any adverse effect of such events (and, for the avoidance of doubt, if any such event occurs there shall be no requirement for any such act or omission to be consistent with past practice);

(vii)	discharge of any matter reflected in the Locked Box Accounts or the EV to Equity Bridge or otherwise Fairly Disclosed in the Disclosed Information; or

(viii)	discharge of any matter constituting Permitted Leakage.

5.1.3	The Sellers may request the consent of the Buyer in writing to deviations from clause 5.1.1. Any such request shall be addressed to Brett Dibkey (Brett.Dibkey@OneASG.com). The Buyer may not unreasonably withhold or delay such consent. If the Sellers have not received a response from the Buyer within three Business Days of the date of a request for consent, the Buyer shall be deemed to have approved such request.

5.2	Notifications and applications to Governmental Bodies

5.2.1	The Buyer and (in respect of the HSR Notification only) the Sellers shall each within applicable deadlines, and as soon as practicable and no later than 20 Business Days after the Signing Date provided that approvals and information are timely provided pursuant to clauses 5.2.2(iv) and 5.2.3, make all notifications and applications to Governmental Bodies in connection with the Transaction as further detailed in Schedule 5.2(A) and in Schedule 5.2(B). The Buyer and (in respect of the HSR Notification only) the Sellers shall each provide the Governmental Bodies with any additional information they may request in connection with such notifications or applications.

5.2.2	The Buyer and (in respect of the HSR Notification only) the Sellers shall each at its own cost in relation to any notification or application to any Governmental Body:

(i)	respond to any request for information from any Governmental Body promptly and within any relevant time limit;

(ii)	promptly notify the other Party or its legal counsel of any communication (whether written or oral) from any Governmental Body;

(iii)	give the other Party reasonable notice of all meetings, telephone calls and other communications with any Governmental Body and give the other Party or its legal counsel reasonable opportunity to participate at the other Party's own cost and expense (save to the extent that a Party can prove beforehand to the other Party that such Governmental Body has expressly requested that the other Party and their legal counsel should not participate); and

(iv)	(a) provide the other Party or their legal counsel with drafts of all written communications intended to be sent to any Governmental Body in sufficient time to give the other Party reasonable opportunity to comment on the draft, (b) not send such communications without the prior written approval of the other Party (such approval not to be unreasonably withheld), provided however that if a Party has not received a response from the other Party within five Business Days of the date of a request for approval then the other Party shall be deemed to have approved that such communication be sent, (c) copy the other Party's legal counsel on all such communications and (d) provide the other Party with final copies of all such communications.

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5.2.3	Each Party shall, and shall procure that each of the Group Companies (in the case of the Sellers) or any Affiliates of the Parties shall, use all their commercially reasonable efforts to provide the other Party with any assistance, information and documentation reasonably requested by the other Party or required to prepare any notification or application to any Governmental Body, provided any such request shall allow a reasonable amount of time in which to compile and provide such information to the other Party.

5.2.4	In making any communication and disclosing any document or other information in connection with the obligations in clauses 5.2.2(iv) and 5.2.3, the Sellers and the Buyer may respectively, acting reasonably, determine that certain commercially sensitive information or information that must by law remain confidential shall be disclosed only on a counsel-to-counsel basis. The Sellers and the Buyer agree not to seek disclosure from each other’s respective advisers or to disclose to each other information disclosed to its respective advisers on a counsel-to-counsel basis. In addition, materials provided pursuant to the obligations in clauses 5.2.2(iv) and 5.2.3, even if shared on a counsel-to-counsel basis, may be redacted by the producing Party to remove references concerning the valuation of the Company, as necessary to comply with contractual arrangements, and as necessary to address reasonable privilege considerations.

5.2.5	The Buyer and the Sellers shall use all commercially reasonable efforts to cause all necessary actions to be taken in order to obtain all clearances, consents or approvals from the relevant Governmental Bodies listed in Schedule 5.2(A) and Schedule 5.2(B) in connection with the Transaction. In the event that the Governmental Bodies listed in Schedule 5.2(A) are not prepared to give all required clearances, consents and approvals within a timeframe that enables Closing to occur on or before the Long Stop Date, the Buyer’s obligation under this clause 5.2.5 to use its commercially reasonable efforts to procure such clearances, consents and approvals to be obtained shall include an obligation to offer and agree to accept, in each relevant jurisdiction, any remedy required to obtain such clearances, consents and approvals other than the disposal of companies, businesses or assets of the Buyer or its Affiliates or any Group Company with an aggregate annual revenue of more than USD 40,000,000.

5.3	No acquisition of competing or vertically linked business

The Buyer shall not directly or indirectly acquire or offer to acquire, or cause another Person to acquire or to offer to acquire, any interest in any business if such acquisition might reasonably be expected to prejudice or delay the outcome of any regulatory applications with Governmental Bodies made or to be made in connection with the Transaction as set out in clause 5.2.1.

5.4	Pre-Closing Roll-Up

Prior to Closing, the Sellers shall complete the Pre-Closing Roll-Up in all material respects in accordance with Schedule 1.2, with the result that the Company (directly or indirectly) owns 100% of the shares in the Subsidiaries Nanna MidCo I AS and Nanna MidCo II AS at the Closing. The Sellers shall procure that the Pre-Closing Roll-Up is completed no later than 20 Business Days and in any event as soon as practicable after the fulfilment, or waiver, of the Closing conditions set out in clauses 6.1(v) and 6.2(iii) (the "Pre-Closing Roll-Up Date").

5.5	Statements by the Sellers

The Sellers shall no later than five Business Days prior to the Closing Date provide the Buyer with:

(i)	an overview of the issued and outstanding Shares in the Company at Closing and the allocation of ownership between the Sellers (the "Share Ownership Statement") in the form set out in Schedule 5.5(i);

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(ii)	an overview of any Leakage within paragraphs (i) to (viii) of the definition of Leakage occurring after the Locked Box Date or which will be incurred before the Closing, as well as any Leakage within paragraph (ix) of the definition of Leakage occurring in respect of the aforementioned items of Leakage, and setting out the amount of Leakage received by, or incurred for the benefit of, each Leakage Party (the "Leakage Statement") in the form set out in Schedule 5.5(ii); and

(iii)	an updated estimate of the balance of the Loans as of the Closing Date (the "Loan Statement") in the form set out in Schedule 2.1 LN.

5.6	Reasonable efforts

Between the Signing Date and the Closing each Party shall (without prejudice to the obligations of the Buyer and the Sellers under the other provisions of this clause 5):

(i)	use its reasonable efforts to procure that the conditions in clauses 6.1 and 6.2 are satisfied as soon as practicable; and

(ii)	refrain from taking any action which may reasonably be expected to impede or delay the satisfaction of any of the conditions in clauses 6.1 and 6.2.

5.7	Cooperation

Between the Signing Date and the Closing, each Seller shall use reasonable efforts to assist, including using reasonable efforts to procure that the Group Companies assist, the Buyer with the following, subject to mandatory restrictions under applicable Law:

(i)	provide any cooperation and assistance that is reasonably necessary and reasonably requested by the Buyer to obtain consents and/or approvals to the Transaction, or waivers of any termination rights as a result of the Transaction by or from the counterparties listed in Schedule 5.7 CAW and any other counterparty to any agreement or arrangement entered into by a Group Company as may reasonably be requested by the Buyer;

(ii)	provide any cooperation and assistance that is reasonably necessary and reasonably requested by the Buyer to address the clean-up matters listed in Schedule 5.7 CM;

(iii)	provide any assistance that is reasonably necessary and reasonably requested by the Buyer in order for new employment agreements to be agreed between the relevant Group Company and each of the Key Employees;

(iv)	provide any cooperation and assistance that is reasonably necessary and reasonably requested by the Buyer to assist the Buyer in the arrangement of any debt financing by the Buyer of its acquisition of the Shares hereunder and any permanent debt financing proposed to be incurred to refinance such debt financing; and

(v)	give the Buyer and its representatives reasonable access, upon reasonable advance notice and during normal business hours, to the management, offices and facilities of the Group and the business records of the Group Companies, as the Buyer may from time to time reasonably request, provided that such access shall not be required to the extent such disclosure would reasonably be expected to result in the loss of attorney-client privilege or trade secret protection held by any Group Company or to violate Applicable Law or confidentiality obligations owing to third parties.

Any failure by the Sellers and/or the Group Companies to use reasonable efforts pursuant to this clause 5.7 shall not be considered as a failure to Materially comply with the Sellers' obligations under this Agreement, without prejudice to the Buyer’s right to claim compensation from the Sellers under this Agreement for such failure.

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5.8	Termination of related party agreements

Prior to the Closing, the Sellers shall take such actions as may be necessary to terminate (on the basis of a mutual release of the parties to such agreements) any and all agreements between the Group Companies, on the one hand, and a Seller or its Affiliates (other than Group Companies), on the other hand, including those listed in Schedule 5.8(B), it being agreed that neither (i) any of the agreements listed in Schedule 5.8(A), (ii) any of the agreements listed in Schedule 2.1 LN nor (ii) any employment agreement with the Group Companies shall be terminated.

5.9	Pay-off Letters

The Sellers shall no later than seven Business Days prior to the Closing Date deliver to the Buyer a copy of the Pay-off Letters.

5.10	Notification

Between the Signing Date and the Closing, each Party shall promptly notify the other Parties in writing if it becomes aware of:

(i)	anything that constitutes a breach of any of its warranties under this Agreement;

(ii)	the occurrence after the Signing Date of anything that would have constituted a breach of any of its warranties under this Agreement if it had occurred before the Signing Date; or

(iii)	anything that in the reasonable opinion of a Party may cause the conditions in clauses 6.1 and 6.2 not to be satisfied within a timeframe that enables Closing to occur on or before the Long Stop Date.

5.11	FIRPTA

At the Closing, the Sellers will use reasonable efforts to deliver or cause to be delivered, to the extent legally possible, a certificate prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in Nanna US BidCo LLC, a Delaware limited liability company, is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a "U.S. real property interest" within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

6.	CLOSING CONDITIONS

6.1	Buyer's conditions

The Buyer's obligation to buy the Shares is subject to the satisfaction of each of the following conditions (any of which may be waived by the Buyer in writing, in whole or in part) at or before the Closing:

(i)	that the Sellers' Fundamental Warranties are correct in all respects;

(ii)	that the Sellers have Materially complied with their obligations under this Agreement;

(iii)	that the Pre-Closing Roll-Up has been completed;

(iv)	that either (a) the C-Map Commercial Disposal has been completed in accordance with its terms or (b) the Group has completed an irrevocable transfer of 100 per cent of the participation interest in Cruise LLC out of the Group; and

(v)	that the Buyer's acquisition of the Shares has been approved or lawfully deemed to be approved (through the expiration of relevant waiting periods under applicable Law) by the relevant Governmental Bodies listed in Schedule 5.2(A).

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For the purpose of this clause 6.1, "Materially" means a breach which results in adverse effects of such materiality that a reasonable person would consider as material in the context of the Transaction as a whole. For the avoidance of doubt, the correctness of the Management Warranties shall not be a condition and a breach of the Management Warranties shall not constitute non-compliance with any of the Sellers' obligations under this Agreement.

6.2	Sellers' conditions

The Sellers' obligation to sell the Shares is subject to the satisfaction of each of the following conditions (any of which may be waived by the Sellers in writing, in whole or in part) at or before the Closing:

(i)	that the Buyer's Warranties in clauses 9.1-9.4 and 9.6 are correct in all respects;

(ii)	that the Buyer has materially complied with its obligations under this Agreement; and

(iii)	that the Buyer's acquisition of the Shares has been approved or lawfully deemed to be approved (through the expiration of relevant waiting periods under applicable Law) by the relevant Governmental Bodies listed in Schedule 5.2(A).

6.3	Remedy of breaches

In the event of any failure by (a) the Sellers to satisfy the conditions in clauses 6.1(i) or 6.1(ii), or (b) the Buyer to satisfy the conditions precedent in clauses 6.2(i) or 6.2(ii), the relevant Party shall be given the opportunity to remedy such breach or non-compliance. If such breach or non-compliance is remedied, to the reasonable satisfaction of the other Party, any breach or non-compliance that would have otherwise given the other Party the right to invoke the respective conditions in clauses 6.1(i) or (ii), or 6.2(i) or (ii), as the case may be, the other Party shall not be entitled to invoke such conditions.

7.	CLOSING

7.1	Time and form of the Closing

Subject to the satisfaction or waiver of all the conditions set out in clause 6, the Closing shall be carried out by an exchange of electronic documents five Business Days after (and excluding) the day on which the Closing conditions set out in clauses 6.1(iii), 6.1(iv), 6.1(v), 6.1(vi) and 6.2(iii) are satisfied or waived, provided that the Buyer may not waive the condition set out in clause 6.1(iii) prior to the Pre-Closing Roll-Up Date without the prior written consent of the Sellers.

7.2	The Buyer's obligations at the Closing

At the Closing, the Buyer shall:

(i)	transfer the Purchase Price to the Sellers' Bank Accounts (such transfer to be deemed complete when receipt of the Purchase Price is confirmed in writing by the Sellers' banks);

(ii)	transfer USD15 million to WSCP as consideration for the right to make an election under Section 338(g) of the Code for the 338(g) Entities, which election is expected to increase the inclusion required for U.S. federal income Tax purposes under Section 951 of the Code for certain WSCP investors;

(iii)	deliver documentary evidence of the notification to the Company of the purchase of the Shares in accordance with section 4-12 of the Private Limited Liability Companies Act;

(iv)	procure that an extraordinary general meeting of any Group Company as requested by the Sellers (such request to be provided to the Buyer at least five Business Days prior to the Closing Date) (a) elects new members to the board of directors of the relevant Group Company, (b) accepts the resignations referred to in clause 7.3(iv) if applicable, and (c) discharges, to the fullest extent permissible, all past and present members of the board of directors of any such Group Company from any liability for any actions or omissions in their capacity as directors before the Closing;

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(v)	deliver a written waiver from the provider of the Warranty Insurance addressed to the Sellers in which the provider of the Warranty Insurance undertakes not to pursue any recourse claim or other claim against any Seller save in case of fraud on the part of such Seller;

(vi)	make all deliveries required to be made to the insurance provider under the Warranty Insurance, including a written confirmation that none of the individuals included in the Buyer Deal Team is aware of any facts or circumstances constituting, or that may reasonably constitute, a breach of the Sellers’ Fundamental Warranties or the Management Warranties, and deliver to the Sellers an e-mail confirmation from the insurance provider that the required deliverables have been made; and

(vii)	on behalf of the applicable borrowing Group Company pay, or procure that a Group Company pays from funds provided by or on behalf of the Buyer (without any set-off, deduction or counter-claim) the amount of the Loans to the applicable creditors thereunder in accordance with the Pay-off Letters.

7.3	The Sellers' obligations at the Closing

At the Closing, the Sellers shall:

(i)	procure that any security granted by the Group Companies relating to the Loans is released and that in connection therewith all certificates representing encumbered shares and other assets in the Subsidiaries under the agreements governing the Loans are delivered to the Buyer or its designee by the security releasing creditors;

(ii)	deliver evidence that the board of directors of the Company has passed a resolution to approve the transfer of the Shares from the Sellers to the Buyer;

(iii)	deliver a written notification in accordance with section 4-10 of the Private Limited Liability Companies Act, duly executed on behalf of the Company, confirming that the Buyer is entered into the Company's Shareholders Register as owner of the Shares, accompanied by a copy of the Shareholders Register showing that the Shares are registered in the name of the Buyer free of Encumbrances;

(iv)	if required by the Buyer at least five Business Days prior to the Closing Date, deliver letters of resignation from all or some of the Group Companies' board members, which letters shall include a confirmation from such board members that they do not have any claims against any Group Company except for salaries and other benefits and board remuneration, in each case in the ordinary course of business of that Group Company consistent with past practice;

(v)	deliver the Bring Down Confirmation; and

(vi)	deliver an electronic copy of the Disclosed Information.

7.4	Full discharge

The Buyer's obligation to pay the Purchase Price shall be discharged by transferring the Purchase Price to the Sellers' Bank Accounts in accordance with clause 7.2(i). The Buyer shall have no responsibility for the distribution of the Purchase Price from the Sellers' Bank Accounts to the various Sellers.

7.5	Inter-conditionality of Closing actions

All actions taken in connection with the Closing, as described in clauses 7.2 and 7.3, shall be considered to have occurred simultaneously. No delivery shall be considered to have been made until all the deliveries and actions have been completed. Should any action agreed to take place at Closing not take place as agreed, then all actions taken shall be reversed and considered null and void.

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7.6	Closing memorandum

The Parties shall execute a closing memorandum confirming that all Closing conditions have been satisfied or waived and all Closing actions have been taken.

8.	WARRANTIES OF THE SELLERS

8.1	Sellers' Fundamental Warranties

Each Seller (on its own behalf) makes the warranties (Norwegian: "garantier") set out in Schedule 8.1 (the "Sellers' Fundamental Warranties") to the Buyer as of the Signing Date. The Sellers' Fundamental Warranties shall be deemed to be repeated as of the Closing Date by reference to the facts and circumstances then existing.

8.2	No other warranties

The Sellers do not make any warranties to the Buyer other than the Sellers' Fundamental Warranties in connection with the Transaction. The Sellers make no representation or warranty or undertaking to the Buyer save only as and to the extent expressly set out in this Agreement. Other than in the case of fraud on the part of a Seller, the Buyer shall not have any remedy in respect of any misrepresentation made by any Seller unless and to the extent expressly set out in this Agreement. In particular, each Seller disclaims all liability and responsibility for any representation, warranty, statement, opinion, or information made or communicated (orally or in writing) to the Buyer and, without limitation, any representation, warranty, statement, opinion, information or advice made or communicated to the Buyer by any officer, director, employee, agent, consultant or representative of any Group Company or contained in the Disclosed Information or otherwise made available by or on behalf of the Seller other than as set out in this Agreement. The Sellers’ Fundamental Warranties and the Management Warranties constitute an exhaustive regulation of the Buyer's requirements as to the Shares, and no further requirements as to the quality, fitness for purpose or merchantability of the Shares or the assets, liabilities and operations of the Group shall apply, whether by implication or by the application of background law. The provisions of the Sale of Goods Act (including section 19(1)) relating to liability for default (Norwegian: "mangel") or delay (Norwegian: "forsinkelse") shall not apply to the Transaction.

8.3	Exclusion of liability for Disclosed Information

No breach of the Sellers’ Fundamental Warranties shall be deemed to have occurred for any circumstances (i) which are Fairly Disclosed in the Disclosed Information and (ii) which were otherwise actually known by the Buyer's Deal Team at the Signing Date.

9.	WARRANTIES OF THE BUYER

The Buyer makes the warranties set out in this clause 9 (the "Buyer's Warranties") to the Sellers as of the Signing Date. The Buyer's Warranties shall be deemed to be repeated as of the Closing Date.

9.1	Organisation

The Buyer is a legal entity and duly organised and validly existing under the Laws of its jurisdiction of incorporation.

9.2	Power and authority

The Buyer has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly authorised, executed and delivered by the Buyer and, assuming the due authorisation, execution and delivery of this Agreement by the Sellers, this Agreement constitutes valid and binding obligations of the Buyer.

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9.3	No conflict or consents

9.3.1	The execution, delivery or performance of this Agreement by the Buyer will not conflict with or violate:

(i)	the Organizational Documents of the Buyer; or

(ii)	any applicable Law.

9.3.2	No filing or registration with or notice to any Governmental Body is necessary for the Buyer's execution and delivery or performance of this Agreement except as set out in Schedule 5.2(A).

9.4	Insolvency

The Buyer has not taken any action nor have any other steps been taken or legal proceedings started or are, threatened against the Buyer for its winding up, striking off or dissolution or for it to enter into any arrangement with or compensation for the benefit of creditors (including any moratorium before any voluntary arrangement), or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of the Buyer or any of its properties, revenues or other assets, or for any other form of insolvency proceedings or event similar or analogous to any of those referred to in this clause 9.4.

9.5	Investigation

The Buyer has performed a due diligence investigation of the Group to its satisfaction. The Buyer is familiar with the field of operations of the Group and capable of making an informed assessment of the risks involved in a transaction of this kind.

9.6	Financing

The Buyer has sufficient funds available to:

(i)	pay the Purchase Price; and

(ii)	pay all costs and expenses incurred by the Buyer in connection with the Transaction.

10.	COMPENSATION, CONDUCT OF CLAIMS AND LIMITATIONS

10.1	Compensation for breach

Subject to the provisions of this clause 10, the Sellers shall compensate the Buyer for any Loss which the Buyer or any Group Company incurs as a result of any breach of any of the Sellers' Fundamental Warranties or any of the Sellers' obligations under this Agreement (together with any claim under clauses 12.2, 12.3 and 12.4 each a "Covered Loss").

10.2	Mitigation of Losses

The Buyer shall use reasonable efforts to mitigate any Covered Loss incurred by it and to cause each Group Company to use reasonable efforts to mitigate any Covered Loss incurred by it, in each case in accordance with general principles of Norwegian contract Law.

10.3	Right to remedy

If the matter giving rise to a breach of any of the Sellers’ obligations under this Agreement (other than a breach of the Sellers’ Fundamental Warranties) can be remedied, the Buyer is not entitled to compensation if the matter giving rise to the breach is remedied within 30 Business Days of the Buyer giving the Sellers written notice of such breach, provided that if and to the extent the Buyer or any Group Company, despite the Sellers’ remedy, has suffered a Covered Loss that is otherwise compensable under this Agreement, the Buyer shall be entitled to compensation in accordance with clause 10.1 for such Covered Loss. The Sellers do not have any obligation to remedy any breach of the Sellers’ obligations under this Agreement other than by paying compensation in accordance with this clause 10.

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10.4	Calculation of Losses

If the Buyer claims compensation from the Sellers, the Covered Loss shall be calculated net of:

(i)	any reduction in cash Taxes due and payable by the Buyer or any Group Company as a result of such Covered Loss equal to the positive difference, if any, between (a) the Buyer’s and the Group Companies’ liability for cash Taxes in the taxable year in which the Covered Loss is incurred and the following taxable year, not taking into account such Covered Loss or any compensation payable under this Agreement on account of such Covered Loss, and (b) the Buyer’s and the Group Companies’ liability for cash Taxes in such taxable years taking into account the Loss and taking into account any compensation payable under this Agreement on account of such Covered Loss, with the Covered Loss treated as the last item of expense or deduction realized for such taxable year (but for the purposes of the calculations required under this clause 10.4(i). any deduction, loss or similar item claimed by a Group Company shall be ignored if such deduction, loss or similar item originates with a Person other than a Group Company but is made available to a Group Company under a loss sharing or similar regime);

(ii)	any insurance coverage amount actually received by the Buyer or any Group Company; and

(iii)	any recourse claim (Norwegian: "regresskrav") of the Buyer or any Group Company or other right to seek compensation for the Loss from any third party, provided in each case that such recourse claim or other compensation is actually received by the Buyer or the relevant Group Company.

10.5	Exclusion of Losses

The Sellers are not liable to the Buyer for any Covered Loss:

(i)	which arises as a result of an act of or omission by the Buyer or any members of the Buyer's Group (including the Group Companies) after the Closing;

(ii)	to the extent the relevant matter is reflected or otherwise included in the EV to Equity Bridge;

(iii)	to the extent the Covered Loss occurs as a result of any legislation not in force at the Signing Date or any change of Law or administrative practice which comes into force after the Signing Date; or

(iv)	which is contingent unless and until such contingent liability becomes an unconditional liability.

10.6	Time limitations

10.6.1	The Buyer shall give written notice to the Sellers of any claim under this Agreement (containing reasonable details of the basis for the claim) within 45 Business Days after the point in time when the Buyer first acquired knowledge of the matters on which the claim is based (whether or not the claim was then contingent), provided, however, that failure to make a claim within such period shall only reduce the Sellers’ liability if and to the extent such failure has prejudiced the Sellers’ rights or increased the Covered Loss. The limitation in this clause 10.6.1 shall not apply to claims for breach of the Sellers’ Fundamental Warranties or to claims under clause 12.

10.6.2	Subject to clause 11, any claim against a Seller for a breach of any of the Sellers' Fundamental Warranties may be presented for a period of 36 months after the Closing Date.

10.6.3	Any claim against a Party in respect of clauses 15 and 16 may be presented within the relevant statute of limitation.

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10.6.4	Any claim against the Sellers in respect of any other obligation under this Agreement may, unless otherwise set out in this Agreement, be presented for a period of 24 months after the Closing Date.

10.6.5	The Sellers shall have no liability for any claim arising under this Agreement unless the Buyer has initiated arbitration in accordance with clause 21 within 12 months from the date of the Buyer giving notice of a claim. The limitation set out in this clause 10.6.5 shall not apply to any claim due to a beach of the Sellers’ Fundamental Warranties.

10.7	Amount limitations

10.7.1	Subject to clause 11, each Seller’s liability under this Agreement shall not exceed the Purchase Price received by that Seller.

10.8	Pro rata liability

10.8.1	The liability of each Seller for any claim made under this Agreement or in connection with the Transaction shall be several (and not joint or joint and several) and if applicable, pro rata based on the allocation of ownership set out in the Share Ownership Statement.

10.8.2	The Sellers' Fundamental Warranties set out in clauses 1 (Organisation), 2 (Power and authority), 3 (No conflicts or consents) and 6 (Ownership) of Schedule 8.1 are made individually by each Seller only in respect of the Shares set out opposite its name in Schedule 1.1 (as of the Signing Date) or the Share Ownership Statement (as of the Closing Date), and no Seller shall be liable for the breach of any such Sellers' Fundamental Warranties by another Seller.

10.8.3	If more than one Seller may be liable towards the Buyer under this Agreement or in connection with the Transaction, the Buyer shall have no right to make any claim against any Seller unless the Buyer pursues such claim against all the Sellers.

10.9	Conduct of Third Party Claims

10.9.1	If a claim is made by a third Person against the Buyer or any Group Company, and the Buyer intends to seek compensation from the Sellers for that claim under this clause 10 or clause 12 (a "Third Party Claim"), the Buyer must notify the Sellers in writing within a reasonable period.

10.9.2	The Buyer shall keep the Sellers promptly and fully informed of the progress of any Third Party Claim and shall procure that the Sellers are promptly given copies of all relevant communications and other documents (written or otherwise) sent to any other party to the proceedings or their lawyers or representatives.

10.9.3	The Buyer shall comply with reasonable requests of the Sellers in relation to any Third Party Claim, including giving the Sellers access to premises, personnel, documents and records for the purpose of investigating the matters giving rise to the Third Party Claim.

10.9.4	The Sellers may, at the Sellers’ option, assume at their sole cost and expense the full defence and control of a Third Party Claim if the Sellers acknowledge to the Buyer in writing its obligation to compensate the Buyer in full (subject to the amount limitations in clause 10.7) for any Covered Loss which may be incurred by the Buyer as a result of the Third Party Claim.

10.9.5	If the Sellers assume the defence of any Third Party Claim the Sellers may assert any defence of the Buyer or the Sellers.

10.9.6	If the Sellers undertake the defence of any Third Party Claim, the Buyer shall, and shall cause each Group Company to, provide the Sellers with reasonable assistance in the defence or settlement of the Third Party Claim.

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10.9.7	The Sellers shall be entitled to settle any Third Party Claim for which the Sellers have assumed the defence if the settlement includes a full and unconditional release of the Buyer and all Group Companies from all liability for the Third Party Claim.

10.9.8	If the Sellers do not assume the defence of a Third Party Claim, the Sellers shall be entitled to participate in (but not control) the defence of that Third Party Claim with its counsel and at its own expense.

10.9.9	The Buyer shall not settle any Third Party Claim without the prior written consent of the Sellers, such consent not be unreasonably withheld or delayed.

10.10	Prior receipt and recovery from third parties

10.10.1	If, before the Sellers pay an amount in discharge of a claim under this Agreement, (i) to the extent that the subject matter of the claim has been or is made good without cost to the Buyer by a third party, the Sellers shall not be liable in respect of such claim and (ii) to the extent that the Buyer or any of the Group Companies or any member of the Buyer’s Group is entitled to recover from a third party a sum which relates to the subject matter of such claim, the Buyer shall procure that before steps are taken against the Sellers (other than by giving notice of such claim under this Agreement), the relevant members of the Buyer’s Group use all reasonable endeavours to enforce such recovery and, to the extent any actual recovery is made, such claim shall be reduced or satisfied as the case may be. This clause 10.10.1 shall not apply to the Warranty Insurance, which shall be governed by clause 11.

10.10.2	If any payment is made by the Sellers to the Buyer under this clause 10 and the Buyer or any Group Company recovers from a third Person an amount relating to the Covered Loss for which the Sellers have paid compensation (for example under a policy of insurance), then the Buyer shall pay to the Sellers the net amount so recovered (but limited to the amount of compensation paid by the Sellers to the Buyer in relation to the Covered Loss).

10.10.3	If the Sellers pay any amount in compensation to the Buyer for any matter under this Agreement, and the Buyer or a Group Company may have a claim for compensation, indemnification or recovery of any kind against any third Person in relation to that matter (a "Third Party Recovery Claim"), the Buyer shall assign, or procure the assignment of the Third Party Recovery Claim to the Sellers. If such assignment is not possible, the Sellers shall have the authority, at their cost, to pursue and settle such Third Party Recovery Claim on behalf of that Group Company. The Buyer shall procure that the relevant Group Company provide the Sellers with all requisite authorization in connection with the pursuit of such Third Party Recovery Claim. Any net amount recovered shall be for the benefit of the Sellers in accordance with clause 10.10.2. The Buyer shall, and shall cause each Group Company to, provide the Sellers with reasonable assistance in the pursuit of the Third Party Recovery Claim.

10.11	No other remedies

The remedies provided for in this clause 10 shall exclude any other claim for damages, reduction of the consideration paid for the Shares or any other remedy against the Sellers which could otherwise be available by Law for any breach of any of the Sellers' Fundamental Warranties or any other obligation of the Sellers under this Agreement except as set out in clause 12.

10.12	Breach of the Buyer's Warranties and obligations

The Buyer shall compensate the Sellers for any Loss which the Sellers incur as a result of any breach of any of the Buyer's Warranties or obligations under this Agreement.

10.13	No limitations for fraud

The limitations of a Seller's liability set out in this Agreement do not apply in case of fraud on the part of such Seller.

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10.14	No double recovery

The Buyer shall not be entitled to recover from the Sellers under this Agreement to the extent that the same Covered Loss has been recovered by the Buyer in respect of the same damage suffered.

10.15	Tax

10.15.1	The Parties shall treat all payments made pursuant to clause 7.2(ii) as an adjustment to the Purchase Price for applicable Tax purposes in the hands of WSCP, except to the extent otherwise required by applicable Tax Law.

10.15.2	Except to the extent otherwise required by applicable Tax Law, the Buyer, the Sellers, and their respective Affiliates shall treat any and all payments under this clause 10 and clause 12 as an adjustment to the Purchase Price for applicable Tax purposes.

11.	WARRANTY INSURANCE

11.1	The Buyer shall take out the Warranty Insurance on the basis set out in this clause 11.

11.2	The purpose of the Warranty Insurance is to replace the liability of any Seller under the Sellers’ Fundamental Warranties (and the Management Warranties).The Buyer shall make any claim for compensation resulting from a breach of the Sellers’ Fundamental Warranties solely against the insurance provider under the Warranty Insurance. The Buyer has no right to make any claim against a Seller in respect of the Sellers’ Fundamental Warranties except where the Buyer has a claim against a Seller due to a breach of the Sellers' Fundamental Warranties (if and to the extent such claim is not covered by the Warranty Insurance) or a claim resulting from fraud on the part of such Seller.

Any and all claims towards the Sellers in respect of the Sellers’ Fundamental Warranties shall first be directed against the insurance provider under the Warranty Insurance.

11.3	The Sellers shall not be required to pay any retention amount under the W&I Insurance.

11.4	The insurance provider under the Warranty Insurance shall have no recourse claim against any Seller except in case of fraud on the part of such Seller.

11.5	The failure to satisfy or fulfil any condition of the Warranty Insurance or the termination, expiration or invalidity of the Warranty Insurance shall not provide the Buyer (or any Group Company) with recourse against any Seller, or give rise to any liability of any Seller to the Buyer (or any Group Company) for breaches of any of the Sellers’ Fundamental Warranties.

12.	INDEMNITIES

12.1	Leakage

12.1.1	If any Leakage within paragraphs (i) to (viii) of the definition of Leakage has occurred after the Locked Box Date or occurs between the Signing Date and the Closing, or any Leakage within paragraph (ix) of the definition of Leakage has occurred in respect of the aforementioned items of Leakage, but only (in either case) to the extent such Leakage is not set out in the Leakage Statement or otherwise reflected in the EV to Equity Bridge, each Seller shall pay to the Buyer an amount equal to the Leakage received by such Seller or its Affiliates or where such Seller or its Affiliates received the benefit of the Leakage. For the avoidance of doubt, any Leakage within paragraph (ix) of the definition of Leakage shall be borne pro rata by the relevant Seller based on the Leakage within paragraphs (i) to (viii) of the definition of Leakage that is received by such Seller or its Affiliates or where such Seller or its Affiliates received the benefit of such Leakage.

12.1.2	The Sellers shall have no liability under this clause 12.1 unless the Buyer has notified the Sellers in writing of such Leakage claim on or before the date falling nine months after the Closing Date. Notwithstanding the foregoing, to the extent a Leakage claim is made due to bonus payments under the Ensenada Bonus Scheme exceeding the aggregate amount set out in paragraph (iii) of the definition of Permitted Leakage, the Sellers shall have no liability under this clause 12.1 unless the Buyer has notified the Sellers in writing of such Leakage claim on or before the date falling 14 months after the Closing Date.

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12.2	Pre-Closing Roll-Up

12.2.1	The Sellers shall indemnify and compensate the Buyer for any and all Losses incurred by the Buyer or any of its Affiliates (including the Group Companies) as a direct consequence of the implementation and performance of the Pre-Closing Roll-Up, (including any claims, actions or grievances brought by any current or former employees or directors of any Group Company, or any persons currently or formerly providing services to any Group Company, in connection with the discontinuance of the MIP or otherwise in connection with or as a consequence of the Pre-Closing Roll-Up), with the exceptions that no claim may be made under this indemnity in respect of (i) the use of internal resources within the Group in the actual performance of the Pre-Closing Roll-Up or (ii) any amount which has been taken into account in the Leakage Statement or the EV to Equity Bridge.

12.2.2	The Sellers shall have no liability under this clause 12.2 (i) unless the Buyer has notified the Sellers in writing of such Pre-Closing Roll-Up claim on or before the date falling three years after the Closing Date and (ii) for any amount exceeding the Purchase Price received by the ManCo Sellers.

12.3	C-Map Commercial Disposal

12.3.1	The Sellers shall indemnify and compensate the Buyer for any and all Losses incurred by the Buyer or any of its Affiliates (including the Group Companies) resulting from claims made by any Person in connection with the C-Map Commercial Disposal with respect to the period prior to and following the Closing, with the exception that no claim may be made under this indemnity in respect of any amount which has been taken into account in the Leakage Statement or the EV to Equity Bridge.

12.3.2	The Sellers shall have no liability under this clause 12.3 (i) unless the Buyer has notified the Sellers in writing of such C-Map Commercial Disposal claim on or before the date falling three years after the Closing Date and (ii) for any amount exceeding USD 10,000,000.

12.4	Surviving Related Party Agreements

12.4.1	The Sellers shall indemnify and compensate the Buyer for any and all Losses incurred by the Buyer or any of its Affiliates (including the Group Companies) resulting from claims made by any Person in connection with the agreements listed on Schedule 12.4.

13.	POST-CLOSING MATTERS

13.1	Honouring of the Ensenada Bonus Scheme

The Buyer shall, subject to Closing, procure that payments of bonuses to employees are made in a timely manner in accordance with the terms and conditions of the Ensenada Bonus Scheme, up to a maximum aggregate amount of USD 800,000 (including Permitted Leakage within paragraph (iii) of the definition of Permitted Leakage).

13.2	Corporate and tax filings

13.2.1	The Buyer shall procure that the resolutions passed at the extraordinary general meeting of the Company in accordance with clause 7.2(iv) are registered with the Norwegian Register of Business Enterprises (Norwegian: "Foretaksregisteret") as soon as practicable following Closing.

13.2.2	At the sole discretion of the Buyer, the Buyer shall be permitted to make, and shall be permitted to cause any member of the Buyer's Group or the Group to make, an election under Section 338(g) of the Code in connection with the Transaction with respect to the 338(g) Entities. If the Buyer makes an election under Section 338(g) of the Code pursuant to this clause 13.2.2, the Buyer shall (i) reasonably cooperate in good faith with WSCP and consider in good faith any comments received from WSCP in connection with determining any allocation of the Purchase Price (and applicable liabilities) that is relevant to such elections, and (ii) promptly provide WSCP with any information that WSCP reasonably requests in relation to such elections, and (iii) notify WSCP in accordance with applicable U.S. Treasury Regulations. For the avoidance of doubt, the Buyer shall not make an election under Section 338(g) of the Code in connection with the Transaction with respect to any Group Company that is not a 338(g) Entity. Notwithstanding the foregoing, no aspect of this clause 13.2.2 shall require any Seller to take a position on a Tax return (including in respect of the allocation of Purchase Price and applicable liabilities) that it believes in good faith is inconsistent with applicable Law.

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13.3	D&O Insurance

With effect from Closing, the Buyer shall ensure that, at the Buyer’s expense, the Group Companies obtain a "run off" directors' and officers' liability insurance policy, providing six years of coverage from the Closing Date, with respect of the directors of the Group Companies resigning on Closing.

13.4	Books and records

The Buyer shall cause the books and records held by each Group Company to be preserved and kept for the longer of (i) 10 years following the Closing Date and (ii) the period required under applicable Law. The Buyer shall, subject to appropriate confidentiality undertakings, make the books and records available to the extent reasonably required by the Sellers. Such access shall be allowed free of charge, but always within the business hours of the relevant Group Company and after prior notice to the Buyer.

13.5	Waiver of claims

The Buyer, acting on its own behalf and on behalf of each Group Company, irrevocably waives (in the absence of fraud) any right and claim it may have against any board member or employee of or adviser to the Sellers or any of its Affiliates or board member of any Group Company in connection with this Agreement and the Transaction or for any actions or omissions during the period before Closing. The Buyer shall procure that no Group Company makes or pursues any such claims.

13.6	Continuation of Warranty Insurance

Following Closing, the Buyer shall procure that the insurance premium for the Warranty Insurance is paid within its due date and that all information and documents required to be delivered by the Buyer to the insurance provider under the Warranty Insurance is delivered within applicable deadlines.

13.7	Non-solicitation

13.7.1	WSCP undertakes to procure that none of the investment professionals, so long as they are employed within the private side of the Asset Management Division of Goldman Sachs in EMEA, will, for a period of two years from Closing, either directly or indirectly induce, solicit or endeavour to entice any Person listed in Schedule 13.7.1 to leave the employment of any Group Company; provided that nothing in this clause 13.7.1 shall preclude any Person from considering and accepting an application from any Person listed in Schedule 13.7.1 in response to a recruitment advertisement published generally, an unsolicited approach by any Person listed in Schedule 13.7.1, or as a result of a non-targeted campaign by any Person.

13.7.2	Altor undertakes to procure that none of the investment professionals, so long as they are employed with Altor or its Affiliates, will, for a period of two years from Closing, either directly or indirectly induce, solicit or endeavour to entice any Person listed in Schedule 13.7.1 to leave the employment of any Group Company; provided that nothing in this clause 13.7.2 shall preclude (i) any Person from considering and accepting an application from any Person listed in Schedule 13.7.1 in response to a recruitment advertisement published generally, an unsolicited approach by any Person listed in Schedule 13.7.1, or as a result of a non-targeted campaign by any Person or (ii) any Person listed in Schedule 13.7.1 being engaged, subject to reasonable use, as an industrial advisor by Altor, funds managed by Altor or its Affiliates.

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13.7.3	Each ManCo Seller undertakes to procure that each Person listed on Schedule 13.7.3, by way of executing individual undertakings as part of the signature pages to this Agreement, undertakes not to either directly or indirectly and either solely or jointly with any other Person (on its own account or on behalf of any other Person) and in any capacity for a period of (i) two years for the Persons listed in Schedule 13.7.1 and (ii) one year for the other Persons (as defined in Schedule 13.7.3) from Closing employ or hire, or induce, solicit or endeavour to entice to leave the employment of any Group Company, any of the Key Employees.

13.8	Non-compete

Each ManCo Seller undertakes to procure that each Person listed on Schedule 13.8, by way of executing individual undertakings as part of the signature pages to this Agreement, undertakes not to either directly or indirectly and either solely or jointly with any other Person (on its own account or on behalf of any other Person) and in any capacity for a period of (i) two years for the Persons listed in Schedule 13.7.1 and (ii) one year for the other Persons (as defined in Schedule 13.8) from Closing carry on, be engaged, assist or have any interest in a business which competes with the business as carried on by any Group Company at Closing.

13.9	Tax Cooperation

Each Party shall, and shall cause its Affiliates to, use reasonable endeavours to provide to the other Parties such information relating to the Group Companies, as may be reasonably requested in connection with filing any Tax Return, amended Tax Return or claim for refund of a Group Company, provided in each case that no Party shall be required to provide any information that it forbidden by law to provide or that it considers, in its reasonable discretion, to be confidential or commercially sensitive including, in the case of a Seller, any Tax Return (or supporting and related schedules or workpapers) required to be filed by a Seller or any of its direct or indirect equityholders. Each Party shall retain, and cause any Person controlled by it to retain, all Tax Returns, schedules and work papers, and all material records and other documents in its possession or control relating to Tax matters, in each case relating to the Group Companies for Tax periods ending on or prior to the Closing Date until the seventh anniversary of the Closing Date.

14.	TERMINATION

14.1	Termination

14.1.1	This Agreement may be terminated by prior written notice (in whole but not in part) at any time before the Closing:

(i)	by the Sellers (acting jointly) if satisfaction of the conditions in clause 6.2 is or becomes impossible or is not fulfilled or waived on or before the date falling six months after the Signing Date (the "Long Stop Date"); or

(ii)	by the Buyer if the conditions in clause 6.1 are not fulfilled or waived on or before the Long Stop Date,

in each case other than through the failure of the Party seeking to terminate the Agreement to comply with its obligations under this Agreement.

14.1.2	Notwithstanding clause 14.1.1, if the Closing has not taken place in accordance with clause 7, the Buyer (if a Seller is responsible for the Closing not taking place) or the Sellers (if the Buyer is responsible for the Closing not taking place), shall by written notice to the Sellers or the Buyer (as applicable) and without prejudice to any other rights or remedies available under this Agreement or applicable Law be entitled to:

(i)	fix a new date for the Closing (which shall be a Business Day, not earlier than the tenth or later than the twentieth Business Day after the previous date set for the Closing in accordance with clause 7.1, at which the provisions of clauses 5.6 and 7 shall apply to the Closing as so deferred; or

(ii)	to effect Closing as far as practicable having regard to the defaults which have occurred.

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14.1.3	If the Closing does not occur pursuant to clause 7 as deferred pursuant to clause 14.1.2(i), and subject to the Parties having used reasonable efforts to effect Closing during that period the Buyer (if a Seller is responsible for the Closing not taking place) or the Sellers (if the Buyer is responsible for the Closing not taking place), may by written notice to the Sellers or the Buyer (as applicable) and without prejudice to any other rights or remedies available under this Agreement or applicable Law, terminate this Agreement.

14.2	Effects of termination

If this Agreement is terminated pursuant to clause 14.1.1 or 14.1.3 then all provisions of the Agreement shall terminate automatically without further notice or further action by any Party, except for the obligations in clauses 15 (Confidentiality), 18.1 (Notices), 18.2 (Costs), 20 (Governing law) and 21 (Dispute resolution), which shall remain in force. Any rights of a Party which result from a breach of this Agreement by another Party before termination, including the right to claim damages for the breach, shall remain in force after the termination, but otherwise neither Party shall have any liability to another other Party as a result of a termination of the Agreement.

14.3	No right of termination or reversal after the Closing

After the Closing, neither Party has any right to terminate (Norwegian: "heve") or otherwise require the reversal of the Transaction.

15.	CONFIDENTIALITY

15.1	Except as otherwise stated in this Agreement:

(i)	each Party shall treat as strictly confidential the existence and contents of this Agreement (and any agreement entered into pursuant to this Agreement) and all information regarding the discussions and negotiations between the Parties in connection with this Agreement and the Transaction;

(ii)	each Seller shall treat as strictly confidential information relating to the Buyer's Group which it has received from the Buyer or any representative of the Buyer in connection with this Agreement or the Transaction;

(iii)	the Buyer shall treat as strictly confidential information relating to any Seller and any of its Affiliates which it has received from any Seller or any representative of such Seller in connection with this Agreement or the Transaction; and

(iv)	after the Closing, each Seller shall treat as strictly confidential any information relating to the Group.

15.2	The Party receiving confidential information shall treat, and shall cause its officers, board members, employees, advisers and auditors to treat, such information as strictly confidential and shall not disclose such information to any Person other than its board members, employees, advisers, auditors, lenders and professional advisers who reasonably require access to such confidential information for the purpose for which it was disclosed. Any disclosure permitted by these provisions shall require appropriate measures to procure that the permitted recipients of confidential information comply with the obligations set out above.

15.3	The confidentiality obligations in this clause 15 shall not apply to information:

(i)	which is or comes into the public domain otherwise than through breach by the receiving Party of this Agreement; or

(ii)	which was disclosed to the receiving Party by a third party which is not acting in breach of any obligation of confidentiality towards the other Party or any of its Affiliates or any Group Company.

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15.4	Subject further to clause 15.5, clause 15.1 does not apply to a disclosure or use of information in the following circumstances:

(i)	the disclosure or use is required by applicable Law or required or requested by a Governmental Body;

(ii)	the disclosure or use is required by a rule of a stock exchange or listing authority on which the shares or other securities of a Party or its Affiliates are listed or traded;

(iii)	the disclosure is made to a Party's Affiliate or its Affiliated Funds or its or their directors, officers or senior employees to the extent reasonably required for purposes connected with this Agreement, in which case the disclosing Party is responsible for ensuring that the relevant Affiliate, directors, officers or senior employees complies with the terms of this clause 15 as if it were a party to this Agreement;

(iv)	the disclosure or use is required for the purpose of legal proceedings arising out of this Agreement or the disclosure is required to be made to a Tax authority by the disclosing Party in connection with the Tax affairs of a member of the Buyer's Group or any Seller or any of its Affiliates or their shareholders;

(v)	the disclosure is made to a professional adviser of the disclosing Party, in which case the disclosing Party is responsible for ensuring that the professional adviser complies with the terms of this clause 15 as if it were a party to this Agreement; or

(vi)	the disclosure is made to a direct or indirect investor (whether through the holding of share capital, partnership interests or any similar interest) in Altor, WSCP, or any of their Affiliates or Affiliated Funds.

15.5	If a Party makes a disclosure in the circumstances contemplated by clause 15.4(i) or 15.4(ii) it shall, to the extent it is permitted to do so by applicable Law and to the extent it is reasonably practicable to do so, notify each other party of such disclosure (except for disclosure for legal or regulatory reasons where the disclosure is made to a regulatory body only in the ordinary course of its supervisory function).

16.	PUBLIC DISCLOSURE AND ANNOUNCEMENTS

16.1	No press release or other announcement of the Transaction may take place without the prior written approval from the Sellers. The Parties shall consult with each other before issuing the initial stock exchange and press release(s) relating to this Agreement and the Transaction. The Parties shall to the extent practicable also consult with each other regarding any subsequent public announcement or similar publicity with respect to this Agreement or the Transaction.

16.2	Clause 16.1 does not apply to an announcement or circular:

(i)	which is required by applicable Law or required by a Governmental Body;

(ii)	which is required by a rule of a stock exchange or listing authority on which the shares or other securities of a Party or its Affiliates are listed or traded; or

(iii)	to which any of the provisions of clause 16.4 applies.

16.3	A Party that is required to make or send an announcement or circular in the circumstances contemplated by clause 16.2(i) or (ii), must, before making or sending the announcement or circular, consult with each other Party and take into account each other Party's requirements as to the timing, content and manner of making the announcement or circular to the extent it is permitted to do so by applicable Law and to the extent it is reasonably practicable to do so.

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16.4	The Parties shall consult with each other about how the Group Companies' employees, customers and suppliers and other relevant Persons will be informed of the Transaction.

17.	SELLERS' REPRESENTATIVE

17.1	Each of West Street Capital Partners VII Investments, L.P., West Street Capital Partners VII Offshore Investments, L.P. and West Street Capital Partners VII - Parallel, SLP WSCP hereby appoints and constitutes West Street Capital Partners VII Investments, L.P. (the "WSCP Representative") and each of the ManCo Sellers hereby appoints and constitutes Altor and the WSCP Representative (acting jointly) (the "ManCo Representative", and the ManCo Representative together with the WSCP Representative, the "Sellers' Representatives" and each, a "Sellers' Representative") as their respective true and lawful attorney (Norwegian: "fullmektig") with full power and authority in the relevant Seller's name and on the relevant Seller's behalf to do, execute and perform any of the following acts, deeds and things:

(i)	to negotiate, agree, execute and deliver any amendments or supplements to and to grant any waivers and consents under this Agreement and any other agreement entered into in connection with the Transaction;

(ii)	to receive and give receipt for all notices, instructions and other communications required or permitted to be given to such Person under this Agreement and any other agreement entered into in connection with the Transaction;

(iii)	to give any confirmations or certificates required or permitted to be given by the relevant Sellers under this Agreement;

(iv)	to defend, compromise or settle any claim made by the Buyer in connection with this Agreement;

(v)	to employ legal counsel to represent it in connection with this Agreement; and

(vi)	to take any other action required or permitted to be taken by any Seller under this Agreement.

17.2	The relevant Seller shall be bound by all actions taken and documents executed by the relevant Sellers' Representative in connection with this clause 17, and the Buyer shall be entitled to rely on any action or decision of the Sellers' Representatives without consulting the respective Sellers.

17.3	Each Sellers' Representative shall incur no liability to any Seller for any action taken by the Sellers' Representative, or any omission to take action, in good faith and in accordance with clause 17.1, and shall be indemnified by the relevant appointing Sellers from and against any losses incurred by the Sellers' Representative in the performance of its duties as such in the absence of bad faith, gross negligence or wilful misconduct on the part of the Sellers' Representative.

17.4	If the relevant appointee is unable or unwilling to act as the Sellers' Representative, then the relevant Sellers shall appoint another Person to act as Sellers' Representative, and notify the Buyer in writing of such appointment. Any change of Sellers' Representative shall be effective from the time when the Buyer receives written notice of such change.

17.5	Subject to clause 17.4 each Seller undertakes not to (and waives any right it may have to):

(i)	revoke or qualify (wholly or partly) the authorization granted to its Sellers' Representative pursuant to this clause or otherwise under this Agreement; or

(ii)	challenge any request, election, proposal, agreement, undertaking or consent made or given by its Sellers' Representative under or in relation to this Agreement.

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18.	GENERAL PROVISIONS

18.1	Notices

Unless otherwise specified in this Agreement, any notice required to be given under this Agreement by either Party shall be in writing and shall be deemed to have been given if mailed by prepaid registered mail, sent by e-mail or delivered to the address of the other Party as set out below:

If to Altor to:

Altor Group AB
c/o Altor Equity Partners AB

Jakobsgatan 6
111 52 Stockholm
Sweden
Email: david.hess@altor.com

Att.: David Hess

If to WSCP to the WSCP Representative at:
200 West Street
New York, NY 10282
U.S.A.

Email: michael.bruun@gs.com
Att.: Michael Bruun

If to the ManCo Sellers to:

Knut Mauritz Frostad
Calle la Morena 4,
Chalet 1, 03540 Alicante,
Spain.
Email: Knut.Frostad@navico.com and jeroen.polder@navico.com
Att.: Knut Mauritz Frostad

in each case with a copy to:

Advokatfirmaet Wiersholm AS

Postal address: Postboks 1400 Vika, 0115 Oslo, Norway

Visiting address: Dokkveien 1, 6. floor. 0250 Oslo, Norway

E-mail: kai@wiersholm.no and corporate.notifications@wiersholm.no

Att.: Kai Thøgersen

and

Sullivan & Cromwell LLP

1 New Fetter Lane

London

EC4A 1AN

United Kingdom

Email: perryb@sullcrom.com

Att.: Ben Perry

If to the Buyer, to:

Brunswick Corporation

26125 N. Riverwoods Blvd.

Suite 500

Mettawa, IL 60045-3420, USA

E-mail: corporate.secretary@brunswick.com and chris.dekker@brunswick.com

Att.: Chris Dekker

with a copy to:

Baker & McKenzie LLP
300 East Randolph Street, #5000
Chicago, IL 60601, USA
Email:   michael.defranco@bakermckenzie.com; airi.hammalov@bakermckenzie.com
Att.: Michael DeFranco; Airi Hammalov

and

Advokatfirmaet Schjødt AS
Ruseløkkveien 14, P.O. Box 2444 Solli, NO-0201 Oslo, Norway
Email: jon.sjatil@schjodt.com
Att.: Jon Kristian Sjåtil

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18.2	Costs

Each Party shall pay its own costs and expenses in connection with this Agreement and the Transaction, including all fees and expenses of its own representatives, agents, brokers, legal and financial advisers. This provision does not limit the right of a Party to seek to recover its costs in any litigation or dispute resolution procedure in connection with this Agreement.

18.3	Assignment

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party, provided that nothing in this Agreement shall prevent any assignment by Altor or WSCP of its rights and/or obligations under this Agreement (in whole or in part) to any of their respective Affiliates, provided that Altor or WSCP, as relevant, shall remain liable for the due and punctual performance of all obligations so assigned.

18.4	No other agreements

Except as set out in this Agreement, the Agreement is the only agreement between the Parties in connection with the Transaction. The Agreement supersedes all prior agreements and understandings, both written and oral, between the Sellers and the Buyer with respect to the Transaction.

18.5	Third party rights

Except where stated otherwise in this Agreement, nothing in this Agreement is intended to create any rights for any Person other than the Sellers and the Buyer.

18.6	No set off

No Party shall be entitled to (i) set-off (Norwegian: "motregne") any rights and claims a Party may have against any rights or claims any other Party may have under this Agreement, or (ii) refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Norwegian: "tilbakeholdsrett") unless the rights or claims of the relevant Party claiming a right of set-off or retention have been acknowledged in writing by it or have been confirmed by final decision of a competent court or arbitration panel.

18.7	Further assurance

Each Party shall (and shall procure that each of its Affiliates shall), at its own cost, execute such documents and take such actions which any other Party may reasonably require to give full effect to this Agreement.

18.8	Other

18.8.1	In the event that WSCP becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of this Agreement (and any interest and obligation in or under, and any property securing, this Agreement) from WSCP will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement (and any such interest, obligation and property) were governed by the laws of the United States or a state of the United States.

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18.8.2	In the event WSCP or any of its Affiliates becomes subject to a proceeding under a U.S. Special Resolution Regime, any Default Rights (as defined in 12 C.F.R. § 252.81 ("Default Right")) under this Agreement that may be exercised against WSCP are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

18.8.3	In this clause 18.8, "U.S. Special Resolution Regime" means each of the Federal Deposit Insurance Act (12 U.S.C. §§ 1811–1835a) and regulations promulgated thereunder and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (12 U.S.C. §§ 5381–5394) and the regulations promulgated thereunder.

19.	AMENDMENTS – WAIVERS

19.1	Any amendment or waiver of this Agreement must be in writing and be signed on behalf of the relevant Party.

19.2	No omission by a Party to exercise any right provided by Law or under this Agreement shall constitute a waiver of that right. No single or partial exercise of any right provided by Law or under this Agreement shall preclude or impair any other or further exercise of that or any other right provided by Law or under this Agreement. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.

20.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with Norwegian law without giving effect to any choice or conflict of law provision or rule (whether of Norway or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

21.	DISPUTE RESOLUTION

21.1	Any dispute or claim arising out of or in connection with this Agreement, including any dispute regarding its existence or validity, shall be resolved in accordance with the provisions of the Norwegian Arbitration Act dated 14 May 2004, no. 25 (the "Arbitration Act") as supplemented and modified by the provisions of this Agreement.

21.2	The arbitral tribunal shall consist of three arbitrators, each of whom shall be fluent in English. The Sellers (jointly) and the Buyer shall each nominate one arbitrator. The third arbitrator shall be jointly nominated by the arbitrators nominated by the Parties, and shall act as chairman of the arbitration tribunal. If a Party fails to nominate an arbitrator within 15 calendar days of being requested in writing to do so, or if the first two nominated arbitrators are unable to agree upon a third within 21 calendar days of the nomination of the second arbitrator, the Sellers (jointly) and the Buyer may each request that such arbitrator is appointed by the Norwegian courts in accordance with the Arbitration Act.

21.3	The arbitration proceedings shall be conducted in Oslo, Norway, in English.

21.4	Clause 15 (Confidentiality) of this Agreement shall apply to (i) any documents or information exchanged between the Parties or their respective counsel or between a Party and the arbitration tribunal in connection with the arbitration process, (ii) any hearings before the arbitration tribunal and (iii) all awards and other decisions of the arbitration tribunal. This confidentiality obligation shall not in any way restrict the right of either Party to disclose any information for the purpose of pursuing any claim against, or defending any claim from, the other Party under this Agreement or in relation to the Transaction.

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21.5	Notwithstanding the above, each Party may bring an action in any court of competent jurisdiction (i) for provisional relief pending the outcome of arbitration, including provisional injunctive relief or arrest or other pre-judgment attachment of assets, or (ii) to compel arbitration or enforce any arbitral award. For purposes of any proceeding authorised by this provision, each Party consents to the non-exclusive jurisdiction of the courts of Oslo, Norway.

22.	COUNTERPARTS

This Agreement may be executed in counterparts and shall be effective when each Party has executed a counterpart. Each counterpart shall constitute an original of this Agreement.

[Signature page follows]

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Signature page to Share Purchase Agreement

For Brunswick Corporation

Signature:	/s/ David M. Foulkes
Name: David M. Foulkes
Title: Cheif Executive Officer

Signature page to Share Purchase Agreement

For Altor Group AB

Signature:	/s/ David Hess	Signature:	/s/ Hans Ragnesjö
Name: David Hess		Name: Hans Ragnesjö
Title: Authorized signatory		Title: Authorized signatory

Signature page to Share Purchase Agreement

For West Street Capital Partners VII Investments, LP.
By: Goldman Sachs & Co. LLC, Attorney-in-Fact

Signature:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Attorney-in-Fact

For West Street Capital Partners VII Offshore Investments, LP.
By: Goldman Sachs & Co. LLC, Attorney-in-Fact

Signature:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Attorney-in-Fact

For West Street Capital Partners VII - Parallel, SLP
By: West Capital Partners VII Advisors S.a r.l., its General Partner

Signature:	/s/ Stephane Lachance	Signature:	/s/ Claire Kasumba
Name:	Stephane Lachance	Name:	Claire Kasumba
Title:	Manager	Title:	Manager

Signature page to Share Purchase Agreement

For Nanna MFN AS		For Nanna MFN II AS

Signature:	/s/ Knut Mauritz Frostad	Signature:	/s/ Knut Mauritz Frostad
Name:	Knut Mauritz Frostad	Name:	Knut Mauritz Frostad
Title:	Attorney-in-fact	Title:	Attorney-in-fact